News Release

Alexco Reports Year End and Fourth Quarter 2013 Results

March 25, 2014 - Alexco Resource Corp. (NYSE-MKT:AXU, TSX:AXR) today reports financial results for its 2013 year end and 2013 fourth quarter. All figures are expressed in Canadian dollars unless otherwise stated. For the year ended December 31, 2013, Alexco recorded an adjusted net loss1 of $4.3 million or $0.07 per share. The consolidated net loss for the year was $50.5 million, including the impact of non-cash asset write downs recorded in the second quarter primarily due to the effect of significantly lower silver prices in 2013. For the fourth quarter of 2013, Alexco recorded a net loss of $1.1 million or $0.01 per share primarily related to care and maintenance costs at the Keno Hill Silver District, Yukon, where silver production was suspended for the winter. Alexco Environmental Group (“AEG”), a wholly owned subsidiary of Alexco, posted record financial performance in 2013, nearly tripling gross profit to $8.8 million and more than doubling revenues to $16.3 million compared to 2012.

Highlights of 2013 Year

  Contained metal production of 1.4 million ounces silver, 10.3 million pounds lead and 3.4 million pounds zinc in a shortened operating year comprising 245 operational days. Gross operating results from the Bellekeno Mine were essentially break-even on approximately $43 million of revenue, reflecting a more than 23% decline in silver prices over the course of 2013.
  An interim suspension of mine and mill operations was completed in September as previously announced. The current focus is on permitting and restructuring Keno Hill operations to accommodate the Flame & Moth deposit for future production.
  In December 2013, the Eastern Keno Hill Silver District preliminary economic assessment (“PEA”) outlined a revised production plan focused on Flame & Moth and incorporating supplemental production from Bellekeno and Lucky Queen, yielding an after-tax 38% internal rate of return over the development and operating period through 2020.
  During the year exploration drilling extended the Flame & Moth mineralized strike length to more than 900 meters, and identified a significant mineralized structure at the new (2012) Flame & Moth West discovery approximately one-half kilometer west of Flame & Moth. Exploration will continue to focus on further potential resource expansion in 2014.
  AEG full year gross profit of $8.8 million on revenues of $16.3 million, up strongly over the 2012 gross profit of $2.9 million on revenues of $8.0 million. Included in gross profit was approximately $2.8 million in gains related to the announced Amended and Restated Environmental Subsidiary Agreement with Canada in July, 2013.
  Cash and cash equivalents at December 31, 2013 of $8.6 million and net working capital of $15.3 million compared to $7.9 million and $15.4 million, respectively, at September 30, 2013.
[1]

Adjusted net loss excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 17 of Alexco’s December 31, 2013 MD&A for explanation and reconciliation.

Alexco’s President and Chief Operating Officer Clynt Nauman said, “The business decision to suspend mining operations at Keno Hill in the face of declining silver prices and shrinking margins has proven to be correct, especially in light of the increasing significance of the larger Flame & Moth deposit which has the potential to underpin production at Keno Hill beyond 2020. Flame & Moth has an estimated indicated silver resource of 22.9 million ounces of silver and is currently calculated to contain 1.4 million tonnes of 516 grams per tonne (gpt) silver, 0.4 gpt gold and approximately 7.4% combined zinc and lead. Furthermore, the deposit is shallow, adjacent to existing infrastructure, remains open and potentially opens the way for sustained higher throughput of 400 tonnes per day (tpd) at lower fixed costs on a unit basis going forward. We are using this interim winter period to review and restructure both the underlying cost framework at Keno Hill and our third party contracts and obligations. Upon achieving those goals and assuming conducive market and other conditions, our objective is to restart capital development work at Flame & Moth. Meanwhile, we’re pleased to announce that in ongoing dialogue with Silver Wheaton, the deadline included in our silver streaming agreement for achieving production throughput of 400 tpd over a 30-day period has been extended to June 30, 2015.”

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Summary Financial Results and Information

(expressed in thousands of dollars, except per
share and recognized metal price amounts)	Three Months Ended December 31		Year Ended December 31
	2013	2012	2013	2012

Revenue from mining operations	665	18,897	43,114	76,725
Gross profit (loss) from mining operations	200	3,043	(29)	15,034

Revenue from environmental services	4,498	1,412	16,319	7,983
Gross profit from environmental services	2,418	888	8,849	2,886

Revenue from all operations	5,163	20,309	59,433	84,708
Gross profit (loss) from all operations	2,618	3,931	8,820	17,920

Income (loss) before taxes	(505)	737	(62,079)	7,979
Net income (loss)	(1,131)	(519)	(50,450)	3,420
Adjusted net income (loss)[1]	(1,131)	(519)	(4,313)	3,420
Total comprehensive income (loss)	(1,197)	(836)	(50,663)	3,411
Earnings (loss) per share – basic and diluted	($0.01)	($0.01)	($0.81)	$0.06
Cash flows from operating activities	4,154	(2,065)	3,407	14,057

Recognized metal prices:[2]
Silver (USD per ounce)	$19.63	$30.71	$23.94	$31.54
Lead (USD per pound)	$0.95	$1.01	$0.98	$0.95
Zinc (USD per pound)	$0.88	$0.91	$0.88	$0.89

[1]

Adjusted net income (loss) excludes amounts recorded with respect to impairment charges, and is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 17 of Alexco’s December 31, 2013 MD&A for explanation and reconciliation.

[2]	Recognized metal prices represent average metal prices for revenue recognized over the period, weighted by dollar of revenue recognized.

Alexco Environmental Group

AEG achieved another record year, recording revenues of $16.3 million and a gross profit of $8.8 million, compared to revenue of $8.0 million in 2012 and a gross profit of $2.9 million. Nauman said, “Without doubt, our business strategy to organically grow Alexco Environmental Group has met with continuing success. We now have a well-branded environmental business active in Canada and the US focused on consulting services, water treatment solutions related to our proprietary technologies, and an operating strategy which aligns our interests with those of our clients.”

In July 2013, an Amended and Restated Subsidiary Agreement (“ARSA”) was executed with the Government of Canada. As a result of that execution, included in 2013 AEG revenues is $2.0 million in retroactive fees, and included in cost of sales is an almost $0.9 million reduction in Alexco’s environmental services contract loss provision. The additional improvement in AEG revenues is attributed primarily to growth in AEG’s client base within the US market. Excluding the impacts from the execution of the ARSA and from changes in the estimate of the environmental services contract loss provision, in 2013 AEG achieved a solid gross margin of 42.5%, compared to 40.3% in 2012.

Bellekeno Mine Operations

Bellekeno operating results for 2013 reflect a shortened operating period of 245 days, with suspension of operations starting in early September. During the fourth quarter, a temporary and orderly suspension of operations was achieved at Bellekeno prior to the onset of winter, and care and maintenance activities have continued through the winter months, maintaining the mine in an essentially production-ready state.

Cash costs of production for 2013 were $14.00 per ounce of payable silver, compared to $11.89 in 2012. The increase in cash costs per ounce was due primarily to reduced mine production and lower grades in the first quarter due to sequencing of mining through lower-grade peripheral areas in the SW Zone, resulting in fewer production ounces to absorb the high fixed-cost structure of the mine. Additionally, cost-per-ounce gains during the third quarter from a 27% increase in production throughput relative to the first two quarters of the year were largely offset by lower absorption of fixed costs by reduced sustaining development activity in that quarter as well as costs associated with the orderly suspension of operations.

Comparative operating statistics for Bellekeno for the full year are summarized as follows:

	2013[1]	2012

Ore tonnes mined	65,206	86,354
Ore tonnes processed	66,297	94,810
Mill throughput (tonnes per day)	271	260
Grade of ore processed:
Silver (grams per tonne)	705	760
Lead	7.7%	9.6%
Zinc	3.8%	4.8%
Recoveries:
Silver	94%	93%
Lead in lead concentrate	92%	90%
Zinc in zinc concentrate	61%	56%
Concentrate production:
Lead concentrate:
Tonnes produced	7,796	13,000
Concentrate grade:
Silver (grams per tonne)	5,458	4,965
Lead	60%	63%
Zinc concentrate:
Tonnes produced	3,450	5,685
Concentrate grade:
Silver (grams per tonne)	360	413
Zinc	45%	45%
Production – contained metal:
Silver (ounces)	1,408,164	2,150,959
Lead in lead con (pounds)	10,324,978	18,183,755
Zinc in zinc con (pounds)	3,443,855	5,676,284
Sales volumes by payable metal:
Silver (ounces)	1,456,925	2,033,821
Lead (pounds)	10,930,186	17,207,146
Zinc (pounds)	3,190,850	4,771,416
Cash costs of production[2]
Per ounce of payable silver produced	$14.00	$11.89

[1]	The year ended December 31, 2013 represents a shortened operating period encompassing 245 days.
[2]

Cash costs of production per ounce of payable silver produced is a non-IFRS measure with no standardized meaning prescribed under IFRS. See page 16 of Alexco’s December 31, 2013 MD&A for explanation and reconciliation.

Eastern Keno Hill Silver District PEA

In December 2013, Alexco completed a National Instrument 43-101 compliant preliminary economic assessment for certain of its holdings in the eastern portion of the Keno Hill Silver District (“EKHSD” and the “EKHSD PEA”) (see news release dated December 5, 2013 entitled “Alexco Releases Positive Preliminary Economic Assessment for Expanded Silver Production from Eastern Keno Hill Silver District, Yukon”). The EKHSD PEA is focused on production from the Flame & Moth deposit and consolidates supplemental production initially from the Bellekeno deposit and subsequently from the Lucky Queen deposit. It reflects one of a number of production strategies considered, and work remains ongoing to optimize the plan inputs. It is anticipated that one of the most significant factors that may lead to an improvement in the underlying fixed cost structure of the Keno Hill District mining operations will be an increase in mill throughput to full capacity of 407 tonnes per day.

The EKHSD PEA outlines a project with an initial nine-month construction period followed by a 5.5 year period of silver production anchored by the Flame & Moth deposit. It provides for an annual delivery of an average of 3.1 million ounces of payable silver, 6.8 million pounds of lead, 6.6 million pounds of zinc and 1,050 ounces of gold from approximately 150,000 tonnes per year of consolidated mine and mill production. The after-tax internal rate of return is 38% and the after-tax net present value at a 5% discount rate is $29.6 million, with a 3.5 year payback period, based on metal prices of US$24 per ounce for silver, US$0.95 per pound for lead, US$0.85 per pound for zinc and US$1,300 per ounce for gold. In order to fund the $45.3 million initial capital program envisioned in the EKHSD PEA, an initial investment of approximately $25 million will be required with the balance forecast under the EKHSD PEA to be funded from operating cash flows. Roughly half of the $45 million capital program will be deployed to drive an initial decline and raise and establish underground infrastructure at the Flame & Moth deposit. Approximately 17% or 163,000 tonnes of mineable resource, primarily at Bellekeno and Flame & Moth, has been eliminated from the PEA mine plan and could be reconsidered should underlying costs and obligations be further optimized.

The consolidated mine production under the EKHSD PEA is primarily derived from indicated mineral resources, though approximately 6% is derived from inferred mineral resources. Readers are cautioned that mineral resources are not mineral reserves and do not have demonstrated economic viability. Furthermore, the PEA is preliminary in nature; it includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves; and there is no certainty that the PEA will be realized.

Keno Hill Exploration and Development

Alexco’s exploration plans for 2014 are currently budgeted at approximately $5 million and mobilization is currently underway. Exploration totaling at least 10,000 meters of surface drilling will be focused on better defining the potential limits of mineralization and adding immediate resources at the Flame & Moth deposit, and further defining the nearby Flame & Moth West discovery. Additional surface exploration work at Bellekeno and Bermingham is also under consideration.

Exploration drilling carried out at Flame & Moth during summer 2013 confirmed a further 220 meter extension of the mineralized Flame Vein to the southwest of the currently defined resource (see news release dated September 18, 2013 entitled “Alexco Extends Flame & Moth to More Than 900 Meters in Strike Length; Silver Grades to 28.8 Ounces per Ton Over 5.6 Meters”). According to Nauman, “2013 continued to highlight the emerging importance of the Flame & Moth deposit, which I see as the likely cornerstone of silver production at Keno Hill into the 2020s. Accordingly, the majority of our 2014 exploration budget will focus on growing this opportunity.”

The deposit remains open down plunge to the southwest, and the hosting structure to the northeast. In addition, results from 2013 surface drilling at the Flame & Moth West prospect (formerly called the Bulldozer prospect), approximately one-half kilometer west of the Flame & Moth deposit, returned up to 28.7 ounces per ton silver over 0.85 meters true width on a separate but probably related structure. This confirmation of the 2012 discovery indicates the presence of a locally mineralized NNE-SSW trending corridor that is prospective over two kilometers in the immediate Christal Lake area and that may extend a further six kilometers northeast to the Sadie Ladue deposit.

Financial Position

Alexco’s cash and cash equivalents at December 31, 2013 totaled $8.6 million compared to $23.1 million at December 31, 2012 and $7.9 million at September 30, 2013, while net working capital totaled $15.3 million compared to $25.7 million and $15.4 million for the same dates respectively. The decrease in cash and net working capital since 2012 primarily reflects the impact of substantially reduced cash inflows from Bellekeno mining operations due to the decline in silver prices, as well as capital expenditures primarily in the first half of the year on underground rehabilitation and access development activities at the Lucky Queen and Onek deposits, exploration in the Keno Hill District, the buy-out of certain mining equipment from the contract miner at Bellekeno and the purchase of settlement shares in connection with annual grantings of awards under the Corporation’s restricted share unit plan, offset by net cash proceeds of $6.5 million from the issuance of flow-through shares in April 2013. Cash and net working capital were slightly increased over the fourth quarter, reflecting the cash-flow positive wind-up of Bellekeno mining operations, the one-time benefits realized from the execution of the ARSA, and profitable operations at AEG in general.

With its cash resources and net working capital on hand at December 31, 2013, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration for at least the current 12 month period, although a re-start of mining operations and new mine development is likely to require additional capital investment.

Financial Report and Conference Call for Year Ended December 31, 2013

Full details of the financial and operating results for the year ended December 31, 2013 are described in Alexco’s audited consolidated financial statements with accompanying notes and related Management’s Discussion and Analysis. These documents and additional information on Alexco, including its annual information form and US Form 40-F, are available on the Company’s website at www.alexcoresource.com and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml. Shareholders may contact Alexco at Suite 1150 – 200 Granville Street, Vancouver, British Columbia, V6C 1S4 to request, free of charge, hard copies of the audited consolidated financial statements and related Management’s Discussion and Analysis.

Alexco is holding an audio webcast conference call to discuss these results at 11:00 a.m. Eastern (8:00 a.m. Pacific) on Wednesday, March 26, 2014. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-0778
Dial from outside Canada or the US:	1-201-689-8565
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through April 26, 2014, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Conference ID # 13578718

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco’s mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Scott Smith, P.Eng., former Bellekeno Mine Manager, both of whom are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco Resource Corp. owns the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, was Canada’s only operating primary silver mine from 2011 to 2013. Alexco is currently undergoing an interim suspension of operations at Bellekeno in order to decrease costs and reposition the District for long-term, sustainable operations. The Keno Hill Silver District lies within the traditional territory of the First Nation of Na-Cho Nyak Dun who have a fully settled land claim agreement with the Government of Canada and the Yukon, and Alexco operates within the District under a comprehensive cooperation and benefits agreement with the First Nation. Alexco's primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Vicki Veltkamp, Vice President Investor Relations
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.